John P. Yung
2020 West El Camino Avenue, Suite 700
Sacramento, California 95833
John.Yung@lewisbrisbois.com
Direct: 916.646.8288

June 6, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Inc.

Amendment No. 3 to

Registration Statement on Form F-4

Filed April 5, 2024

File No. 333-271349

Dear Sir/Madam:

On behalf of Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are responding to the Staff’s comment letter dated April 29, 2024, related to the above referenced Registration Statement on Form F-4.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 3 to Form F-4

Summary

The Redomicile Merger

Mega Matrix Corp.

Corporate History, page 1

1.	We note your response to prior comment 13. Please revise to clarify, in light of the cessation of your solo-staking activities, the status of the Master Right of Use and Services Agreement between MarsLand and SDP, including whether the agreement has been terminated and whether there are amounts payable under the agreement. In this regard, we note that fees payable under the agreement may be made in U.S. dollars, USDC, USDT or ETH.

RESPONSE:	We respectfully advise Staff that the Company has terminated the Master Right of Use and Services Agreement between MarsLand and SDP. As of March 31, 2024, the Company did not have any amounts payable due to SDP. Please see amended disclosures on page 2.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA
MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA
OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

June 6, 2024

Background and Reasons for the Redomicile Merger, page 3

2.	We note your response to prior comment 3 and re-issue in part. Please revise to describe your “international corporate strategy.” In this regard, we note your disclosure that you believe the Redomicile Merger will allow you to “more closely align [y]our structure with [y]our international corporate strategy.”

RESPONSE:	We respectfully advise Staff that in March 2024, the management of the Company has made the strategic decision to terminate the solo-staking business and focus on short drama streaming platform development. FlexTV is available in more than 100 countries. The Company participate in production, primarily in English and our production teams film in various locations including, but not limited to, United States, Mexico, Australia, Thailand, and Philippines. We will continue to expand our international markets and collaborate with local partners in each major market. Please see amended disclosures on page 3.

Risk Factors

Risk Related to Digital Assets, page 23

3.	We note your response to prior comment 12. Please revise to clarify the circumstances under which you “may, from time to time, accept stablecoins as consideration for [your] shares and/or payment for [your] services.... [or] may continue to purchase USDC and/or USDT so that [you] can purchase ETH more efficiently.” In this regard, we note your disclosures throughout that you have ceased solo-staking activities as of March 5, 2024.

RESPONSE:	We respectfully advise Staff that management of the Company has decided not to hold Ethereum (ETH) and has since sold all of its ETH. However, the Company may continue to hold USDC and/or USDT and may accept USDC and USDC from its investors and use such stablecoins to pay service providers. Please see amended disclosures on pages 23, 32 and 34.

We are subject to risks related to holding cryptocurrencies, page 24

4.	We note your response to prior comment 14 and re-issue in part. Please revise to address:

●	The risks of storing all of your digital assets with a hot custodian;

●	The risks of loss of your crypto assets in the event of Matrixport’s insolvency or bankruptcy; and

●	Whether your crypto assets custodied with Matrixport are held in segregated accounts such that they are segregated from the property of Matrixport and the assets of other Matrixport customers.

RESPONSE:	We respectfully advise the Staff that the Company has amended the disclosure on page 26 to address the above.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

June 6, 2024

Management’s Discussion and Analysis
Corporate Developments, page 32

5.	We note your response to prior comment 19 and your recognition of MatrixPort Cactus Custody as your principal market. Please revise your next amendment to remove reference to CoinMarketCap on page 33 as your pricing source for solo staking revenues, or advise otherwise.

RESPONSE:	We respectfully advise the Staff that the Company has amended the disclosure on page 33 to address the above.

Proposal No. 1 Adoption of the Merger Agreement

The Redomicile Merger

MPU Cayman Amended and Restated Memorandum and Articles of Association, page 57

6.	We note your response to prior comment 2 and the removal of Proposal 2. In light of your disclosure that there are material differences between provisions of MPU Cayman’s Memorandum and Articles of Association and Cayman Islands law, and the Company’s Certificate of Incorporation, Bylaws and Delaware law, and attachment of the amended and restated charter as Annex B, please explain how you intend to adopt MPU Cayman’s Amended and Restated Memorandum and Articles of Association without Proposal 2.

RESPONSE:	The Company acknowledges the Staff’s comment and respectfully submits that separate shareholders’ approval is not required under Delaware General Corporation Law (“DGCL”) as MPU Cayman’s Second Amended and Restated Memorandum and Articles of Association is not being adopted or amended as a part of the Redomicile Merger. Subsequent to approval by the MPU’s board of directors, Section 251(c) of the DGCL provides that only the Merger Agreement must be submitted to the stockholders for approval. The notice to the stockholders shall contain a copy of the agreement or a brief summary thereof. There is no requirement under the DGCL that requires that the stockholders also separately approve the acquiror’s charters, in this case MPU Cayman’s Second Amended and Restated Memorandum and Articles of Association.

In addition, the parties are not seeking an amendment to MPU Cayman’s existing Second Amended and Restated Memorandum and Articles of Association as a part of the Merger Agreement. As such, the Company does not believe that prior Proposal 2 regarding the adoption of MPU Cayman’s Section Amended and Restated Memorandum and Articles of Association is required under DGCL nor does the Company believe that unbundling is required per guidance offered in Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“C&DI 201.01”) as there is no change to MPU Cayman’s charter to be acted upon by the Company’s stockholders as a part of the Redomicile Merger.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

June 6, 2024

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-7

7.	We note your disclosure on page F-8 that, “upon the deconsolidation of JMC and its subsidiaries, the Company would focus on its short drama streaming platform business and will substantially de-emphasize its solo staking activities.” Please reconcile this disclosure, specifically the fact that you will de-emphasize solo staking activities, with other disclosures throughout the document that you have ceased solo-staking activities as of March 5, 2024. Also, address if you will sell your ETH as part of the cessation of the solo-staking business or if you plan to carry ETH on the balance sheet. If you plan to continue to carry ETH, tell us and disclose your objectives for holding ETH, including how you intend to use it, how long you intend to hold it and any policy regarding when to sell or otherwise use it.”

RESPONSE:	We respectfully advise the Staff that the Company has revised on page F-8 to reconcile the disclosure that the Company has ceased solo-staking activities as of March 5, 2024. management has decided not to hold Ethereum (ETH) and has since sold all of its ETH. However, the Company may continue to accept and use USDC and USDT as it would like any other currencies.

8.	Given your multiple changes in focus on disparate businesses over recent years (i.e., from third-party management service contracts for aircraft operations, NFT gaming and solo-staking to short drama streaming), please tell us your consideration of whether each cessation of business qualifies as a discontinued operation under ASC 205-20. Provide us a comprehensive analysis that assesses the criteria in ASC 205-20-45-1B and otherwise references the authoritative literature you rely upon to support your accounting.

RESPONSE:	The Company respectfully advises the Staff that pursuant to ASC 205-20-45-1B, a disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b.	The component of an entity or group of components of an entity is disposed of by sale.

c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

June 6, 2024

1.	Third-party management service contracts for aircraft operations. ASC 205-20 does not define the terms “strategic shift” and “major effect” but provides the following examples of dispositions that represent strategic shifts that have (or will have) a major effect on an entity’s operations:

a.	A major geographical area.

b.	A major line of business.

c.	A major equity method investment.

d.	Other major parts of an entity.

The Company assessed that the disposal of third-party management service contracts for aircraft operations was NOT a strategic shift, because of the following considerations:

-	Strategic Shift: The Company’s major business was solo-staking business on disposal of the business. The Company’s business before- and after- disposal did not significantly change the Company’s major business. Accordingly, the disposal of third-party management service contracts for aircraft operations has no impact on the Company’s major business.

-	Material impact: For the year ended December 31, 2023, the third-party management service contracts for aircraft operations did not generate revenues and incur minimal expenses. Accordingly, they are no more major parts of the Company.

-	NFT gaming and solo-staking

Upon the emergence from bankruptcy under Chapter 11 in September 2021, the Company launched NFT gaming and solo-staking. The Company subsequently ceased both businesses because the businesses were underperforming. However, the Company assessed that the cessation does NOT meet the any criteria stipulated in ASC 205-20-45-1B. Detailed analysis is as the following:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

Analysis: Not met. The assets recognized and liabilities assumed in both businesses were carried forward to short drama streaming business. The digital assets generated from NFT gaming and solo-staking businesses were exchanged into USDC and USDT, which were used to pay operating expenses of short drama streaming business. The liabilities assumed in NFT gaming and solo-staking businesses were payable by continuing operation. As above, the management did not commit to a plan to sell the assets, and the sale of assets was not probable. None of the criteria in paragraph 205-20-45-1E were met.

b.	The component of an entity or group of components of an entity is disposed of by sale.

Analysis: Not met. As a fact pattern, neither NFT gaming nor solo-staking was disposed of by sale.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

June 6, 2024

c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

Analysis: Not met. As discussed in bulletin a. above, the assets recognized and liabilities assumed in NFT gaming and solo-staking businesses were carried forward to short drama streaming business. These assets were not abandoned, or exchanged based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff. NFT gaming or solo-staking does not meet disposal of other than by sale in accordance with ASC 360-10-45-15.

Note 3. Summary of Principal Accounting Policies
Revenue from Solo-Staking business, page F-14

9.	We acknowledge your response to prior comment 22 and continue to evaluate your December 29, 2023 response to comment 31 of our October 5, 2023 letter, and may have further comments.

Note 5. Digital Assets, page F-17

10.	Please revise your next amendment to provide all of the disclosure requirements in ASC 350-60-50-1, specifically:

●	Cost basis for ETH; and

●	Cost basis and number of units held for USDT.

RESPONSE:	In response to Staff’s comments regarding the cost basis for ETH, the Company has disclosed the number of units held, the cost basis and fair value for both ETH and USDT on page F-17 and F-40.

11.	Please revise your next amendment to provide the disclosure requirements in ASC 350-60-50-2.a to disclose the method used to determine your cost basis for computing gains and losses (for example, first-in, first-out; specific identification; average cost; or other method used). In this regard, it is unclear whether you continued your previous policy after the adoption of ASU 2013-08.

RESPONSE:	In response to Staff’s comments, the Company adopted ASU 20213-08 and measures digital assets at fair value on daily basis. Each unit of ETH was homogenous and the value of each unit of ETH on each day was the same. Gain and losses are recognized at the difference of fair value of digital assets and payables due to vendors. The Company revised on page F-12 to disclose the method it computed gains and losses.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

June 6, 2024

Note 12. Subsequent Events, page F-25

12.	We note your acquisition of a 60% interest in FunVerse Holding Limited on January 7, 2024. Please provide us your analysis as to why you do not provide audited financial statements of FunVerse Holding Limited and pro forma financial information reflecting this acquisition. In your response, provide us the significance tests outlined in Rule 3-05 of Regulation S-X. See Item 10(c)(1) and Item 14(h) of Form F-4.

RESPONSE:	In response to Staff’s comments, the Company has performed significance tests outlined in Rule 3-05 of Regulation S-X. See Item 10(c)(1) and Item 14(h) of Form F-4 as the following:

Asset test. Compare registrant’s share of acquired business’s total assets to the registrant’s consolidated total assets.

On January 7, 2024, FunVerse’s total assets was $2,621,000, which was less than 20% of the Company’s consolidated assets of $24,201,400.

Investment Test. Compare the total GAAP purchase price of the acquired business, as adjusted below, to the registrant’s consolidated total assets.

The investment in FunVerse was $2,265,000, which was less than the Company’s consolidated assets of $24,201,400.

Income Test. Compare registrant’s equity in the acquired business’s income from continuing operations before taxes to that of the registrant.

FunVerse commenced operations since November 2023. For the period from its inception through December 31, 2023, the Company’s share of FunVerse loss was $279,800, which was less than 20% of the Company’s consolidated loss of $4,680,200 for the year ended December 31, 2023.

Based on above, we did not provide audited financial statements of FunVerse.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com